Exhibit 99.1

TD Bank Group completes transaction with Aimia and CIBC

TD looks forward to welcoming new Aeroplan Visa credit card customers

TORONTO, ON, December 27, 2013 - TD Bank Group (TD) (TSX, NYSE: TD), Aimia Inc. (Aimia) (TSX: Aimia) and Canadian Imperial Bank of Commerce (CIBC) (TSX and NYSE: CM) today completed the previously announced transaction under which TD acquired approximately 50% of the existing Aeroplan credit card portfolio from CIBC. The portion of CIBC's Aeroplan credit card portfolio acquired by TD primarily includes accounts held by customers who do not have an existing retail banking relationship with CIBC. Also as previously announced, TD will become the primary issuer of Aeroplan Visa credit cards on January 1, 2014.

"We’re excited about this opportunity to enhance our offering to customers and grow our leadership in credit cards," said Michael Rhodes, Executive Vice President, North American Credit Cards and Merchant Services, TD Bank Group. "We’re thrilled to offer TD customers an outstanding suite of Aeroplan Visa credit cards in January 2014, and we look forward to welcoming CIBC Aerogold customers making the transition to TD in mid-2014.”

Highlights of the agreements

TD expects that the agreements with CIBC and Aimia will contribute approximately 10 cents per share to 2014 earnings on an adjusted basis, and to be dilutive by approximately 7 cents per share on a reported basis. The acquired portfolio is expected to contribute approximately 15 cents per share on both a reported and adjusted basis in 2015. TD's Basel III Common Equity Tier 1 ratio is expected to decrease by approximately 18 basis points on a pro forma basis as at TD's last quarter ending October 31, 2013 as a result of the transaction.

In connection with the acquisition of the CIBC Aeroplan accounts, TD will pay $162.5 million to CIBC.  This includes a payment of $50 million, reflecting a price of par plus $50 million for the CIBC Aeroplan accounts, as well as a commercial subsidy agreement that will see TD pay CIBC a further $112.5 million plus HST over three years. TD has acquired approximately 550,000 cardholder accounts, representing approximately $3.3 billion in card balances and $19 billion in annual retail spend. Depending on the migration of Aeroplan-branded credit card accounts between CIBC and TD over the next five years, TD, Aimia, and CIBC have agreed to make additional potential payments of up to $400 million. TD will be responsible for - or entitled to receive - up to $300 million of these potential payments.

What happens next for CIBC Aerogold credit cardholders?

•	All CIBC Aerogold credit cardholders will receive a letter from CIBC in January letting you know if you will be transitioning to TD or if you will remain with CIBC.
•	Transitioning cardholders will also receive a communication from TD in January with additional information. The transition process will be completed in mid-2014 and will be automatic.

What does this mean for CIBC Aerogold customers who will be moving to TD?

•	The transition from CIBC to TD won’t take place until mid-2014 and will be automatic.
•	Until you receive a new TD Aeroplan credit card in mid-2014, you will continue to use your current credit card. Nothing changes about your CIBC Aerogold credit card in the coming months. Keep using your credit card as you usually do, and continue earning Aeroplan Miles on every purchase.
•	You will continue to receive credit card account statements from CIBC, until you are transitioned to TD in mid-2014.
•	Your scheduled payment due dates will remain the same during this time.
•	Your interest rates, credit limit, insurance coverage automatically included, and other features of your credit card will remain unchanged during this time.
•	There won’t be a duplicate annual fee charged on your transitioned account.
•	All Aeroplan Miles reside in a member’s Aeroplan account and are not impacted by any change to their credit card.

Exciting Aeroplan program enhancements

Starting in January 2014, all Aeroplan cardholders will benefit from new and enhanced features to the Aeroplan program including:

•	New Market Fare flight rewards that provide access to any economy or business class seat on any Air Canada flight for 20% less miles than before.
•	Aeroplan Distinction, a recognition program that rewards top accumulating members with exclusive flight reward benefits, bonus mile offers and preferential treatment and privileges.
•	Continued ability to redeem ClassicFlight Rewards which are provided at the best mileage levels in Canada.
•	Enhanced insurance coverage and new Air Canada benefits for certain Aeroplan Visa credit cards.

Information about Aeroplan-branded Visa cards and the Distinction program can be found on Aeroplan’s website at www.aeroplan.com.

For additional information, customers can visit the TD Aeroplan Frequently Asked Questions section at http://www.tdcanadatrust.com, and the Frequently Asked Questions section on Aeroplan.com at https://new.aeroplan.com/card/.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves over 22 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Wealth, TD Direct Investing, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 8 million active online and mobile customers. TD had $862.5 billion in assets on October 31, 2013.The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

Note on "adjusted" results and non-GAAP measures
TD prepares its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as the "reported" results. TD also utilizes non-GAAP financial measures referred to as "adjusted" results (i.e., reported results excluding "items of note", net of income taxes) to assess each of its businesses and measure TD’s overall performance. The items of note relate to items which management does not believe are or would be indicative of underlying business performance. TD believes that adjusted results provide the reader with a better understanding of how management views the bank's performance. Earnings per share on an adjusted basis and items of note are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. See "How the Bank Reports" in the TD's Fourth Quarter and Fiscal 2013 Earnings News Release and Management's Discussion and Analysis for further explanation.  For more information on the adjustments to TD's expected earnings per share contribution referred to above, as well as the material factors and assumptions inherent in TD's expectations for its future Basel III Common Equity Tier 1 ratio, see the presentation materials in connection with this announcement, available on TD's website at http://www.td.com/investor.

Caution Regarding Forward-Looking Statements
From time to time, TD makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of TD may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding TD's objectives and priorities for 2014 and beyond and strategies to achieve them, and TD's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may", and "could".  By their very nature, these forward-looking statements require TD to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties - many of which are beyond TD's control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements.

Risk factors and assumptions regarding forward-looking statements in this document
With respect to the program agreement and the acquisition of part of CIBC’s Aeroplan credit card portfolio, there can be no assurance that TD will realize the anticipated benefits or results; actual results could differ materially from the expectations expressed in the forward-looking statements. Examples of material assumptions made by TD in the forward-looking statements, including TD's expectations regarding the impact to earnings in 2014 and 2015, include: costs to launch the cards; performance of the acquired credit card portfolio; ability to attract and retain new credit card accounts; costs associated with conversion of accounts; cost of funds; and the amount of migration payments. Earnings per share contribution estimates above are based on TD's average number of diluted common shares outstanding for the quarter ended October 31, 2013.

Other factors that may cause actual results to differ materially from the expectations expressed in the forward-looking statements include: higher than anticipated costs to launch the cards; lower than anticipated (i) interchange rates, account origination, or card usage, (ii) appeal or market acceptance of Aeroplan's program, and/or (iii) yields (finance charges/fees); industry competition; risks associated with conversion of accounts; cost of funds; differences in the credit performance and risk characteristics of the Aeroplan program relative to TD's expectations; and changes in network rules, regulatory or legal environment.

We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect TD's results. For more detailed information, please see the "Risk Factors and Management" section of the Management's Discussion and Analysis ("MD&A") in TD's 2013 Annual Report as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to the transactions discussed under the heading "Significant Events" in the relevant MD&A, which applicable releases may be found on td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to TD and we caution readers not to place undue reliance on TD's forward-looking statements.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting TD's shareholders and analysts in understanding TD's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. TD does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

For further information, please contact:

Investors:

Rudy Sankovic
TD Bank Group
416-308-9030

Media:

Ali Duncan Martin
TD Bank Group
416-983-4412